UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Lumos Networks Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

550283105
(CUSIP Number)

Michael Huber
QCP GP Investors II LLC
1065 Avenue of the Americas, 34th Floor
New York, New York 10018
(212) 418-1700
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 550283105	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON Quadrangle GP Investors II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,191,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,191,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,191,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 550283105	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON QCP GP Investors II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,191,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,191,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,191,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 550283105	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON Quadrangle (AIV2) Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,191,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,191,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,191,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 550283105	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON Quadrangle NTELOS GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,191,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,191,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,191,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 550283105	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON Quadrangle NTELOS Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,191,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,191,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,191,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 550283105	SCHEDULE 13D	Page 7 of 10

1	NAME OF REPORTING PERSON Quadrangle Select Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,191,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,191,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,191,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 550283105	SCHEDULE 13D	Page 8 of 10

1	NAME OF REPORTING PERSON Quadrangle Capital Partners II-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,191,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,191,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,191,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 550283105	SCHEDULE 13D	Page 9 of 10

Item 1.    Security and Issuer.

Item 1 is hereby amended and restated as follows:

“This Amendment No. 3 to Schedule 13D (this “Statement”) relates to the Schedule 13D filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “SEC”) on October 24, 2011 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC by the Reporting Persons on September 5, 2013 and Amendment No. 2 to the Original Schedule 13D filed with the SEC by the Reporting Persons on November 22, 2013, relating to the common stock, par value US$0.01 per share (the “Common Stock”), of Lumos Networks Corp., a Virginia corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 401 Spring Lane, Suite 300, Waynesboro, Virginia 22980.”

Item 2.    Identity and Background.

The second paragraph of Item 2(a) is hereby amended and restated as follows:

“QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle (AIV2) Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “QCP II Funds”).  The QCP II Funds are managing members of Quadrangle NTELOS GP LLC, which is the general partner of Quadrangle NTELOS Holdings II LP.”

Item 3.    Source and Amount of Funds or Other Consideration.

No material change

Item 4.   Purpose of Transaction.

No material change.

Item 5.    Interest in Securities of the Issuer.

Item 5(a) and 5(c) are hereby amended and restated as follows:

“(a)

As of the date hereof, Quadrangle NTELOS Holdings II LP holds 1,191,898 shares of Common Stock, or approximately 5.3% of the outstanding Common Stock.

Each of Quadrangle NTELOS GP LLC, as the general partner Quadrangle NTELOS Holdings II LP; the QCP II Funds, as the managing members of Quadrangle NTELOS GP LLC; Quadrangle GP Investors II LP, as the general partner of each of the QCP II Funds; and QCP GP Investors II LLC, as the general partner of Quadrangle GP Investors II LP, may be deemed to beneficially own the 1,191,898 shares of Common Stock held by Quadrangle NTELOS Holdings II LP, or approximately 5.3% of the outstanding Common Stock.

Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock not held directly by such Reporting Person.

The percentage interest of the Reporting Persons in this Statement is based on the 22,561,858 shares of Common Stock reported to be outstanding as of March 3, 2015 in the Issuer’s Prospectus Supplement (the “Prospectus Supplement”) filed with the SEC on March 13, 2015.

CUSIP No. 550283105	SCHEDULE 13D	Page 10 of 10

(c)

On March 17, 2015, Quadrangle NTELOS Holdings II LP sold 1,600,000 shares of Common Stock in a secondary offering (the “Offering”) pursuant to the Prospectus Supplement, which forms part of the Issuer’s registration statement on Form S-3, declared effective on September 6, 2013.”

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented by the following three paragraphs:

On March 11, 2015, each of the Reporting Persons entered into a lock-up agreement (the “Lock-up Agreement”) with UBS Securities, LLC (the “Underwriter”) in connection with the Offering, and have agreed that until April 25, 2015, without prior written consent of the Underwriter, such Reporting Person will not offer for sale, sell, pledge, or otherwise dispose of any shares of Common Stock, or enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, subject to certain exceptions, including: transfers of shares of Common Stock as (i) bona fide gifts, (ii) sales or other dispositions of shares of any class of the Issuer’s capital stock, in each case, that are made exclusively between and among such Reporting Person, (iii) Common Stock withheld for tax purposes in connection with the vesting and distribution of Common Stock, (iv) transfers of shares of Common Stock to affiliates of the Reporting Persons or to any investment fund or other entity controlled by such Reporting Person, its partners or members and (v) Common Stock acquired by the Reporting Persons in the open market transactions after the Offering.  In the case of (i) and (ii) above, the transferee must provide a lock-up letter to the Underwriter for the balance of the 45-day restricted period, and no filing under the Securities Exchange Act of 1934, as amended, shall be made other than a filing on Form 5 made after the 45-day restricted period.

Quadrangle NTELOS Holdings II LP has pledged its interest in 1,191,898 shares of Common Stock to secure repayment of a loan made to it by the Bank of Montreal.

Except as set forth in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

Exhibit A: Lock-up Agreement, dated as of March 11, 2015, by and among the Reporting Persons and the Underwriter.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2015

QUADRANGLE SELECT PARTNERS II LP
By:	Quadrangle GP Investors II LP, as its General Partner
By:	QCP GP Investors II LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE CAPITAL PARTNERS II-A LP
By:	Quadrangle GP Investors II LP, as its General Partner
By:	QCP GP Investors II LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE NTELOS HOLDINGS II LP
By:	Quadrangle NTELOS GP LLC, as General Partner
By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member
By:	Quadrangle GP Investors II LP, as General Partner
By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE NTELOS GP LLC

By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member
By:	Quadrangle GP Investors II LP, as General Partner
By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE (AIV2) CAPITAL PARTNERS II LP
By:	Quadrangle GP Investors II LP, as General Partner
By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE GP INVESTORS II LP

By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QCP GP INVESTORS II LLC

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal